Mail Stop 4561

May 18, 2009

Kevin Miller
Chief Executive Officer
Mobieyes Software, Inc.
14835 East Bluff Road
Milton, GA 30004

> **Re: Mobieyes Software, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-157565**
> **Filed April 29, 2009**

Dear Mr. Miller:

We have reviewed your response letter dated April 29, 2009 in connection with the above-referenced amended filing and have the following comment.

Undertakings, page II-2

1. We refer you to prior comment 4 of our letter dated April 23, 2009. We note that you removed the undertakings relating to Rule 430A and Rule 430C. Further, it appears that you also removed the undertaking required by Item 512(h). Please determine which of the undertakings relating to Rules 430A and 430C applies to this offering and include one of these undertakings, as well as the undertaking required by Item 512(h), in your next amendment.

Please direct any questions you may have to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney